United States securities and exchange commission logo





                                June 24, 2020

       Zhihai Mao
       Chief Financial Officer
       TuanChe Ltd
       9F, Ruihai Building, No. 21 Yangfangdian Road
       Haidian District Beijing 100038
       The People's Republic of China

                                                        Re: TuanChe Ltd
                                                            Form 20-F the
Fiscal Year Ended December 31, 2019
                                                            Filed May 18, 2020
                                                            File No. 1-38737

       Dear Mr. Mao:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F the Fiscal Year Ended December 31, 2019

       Consolidated Statements of Changes in Shareholders' (Deficit)/ Equity, page F-7

   1. Please tell us the nature of the transaction that created the non-controlling interest for the year ended December 31,
2019. Also, please tell us your consideration of the disclosure guidance in ASC
810-10-50-1A.c.2 and ASC 810-10-50-1A.d.
       Consolidated Statements of Cash Flows, page F-8

   2. Please tell us why cash payments for repurchase of restricted shares from employees and cash payments for
repurchase of shares presented in cash flows from financing activities do not agree to amounts
presented in the consolidated statements of changes in
                                                        shareholders'
(deficit)/equity.
 Zhihai Mao
TuanChe Ltd
June 24, 2020
Page 2
Note 4. Accounts receivable, net, page F-30

3. Please tell us the nature and terms of the notes receivables and your consideration of the guidance in ASC 310-10-45-13 and ASC 850-10-50-2.
Note 14. Share-based Compensation
(f) Transfer of ordinary shares, page F-43

4. Please tell us why it was necessary and the GAAP guidance you relied upon to recognize the incremental value of the consideration and fair value of the Class A ordinary shares transferred between First Aqua Inc. and ACEE Capital Ltd in your financial statements.
Note 15. Ordinary shares, page F-43

5. We note your disclosure regarding the issuance of 80,000 ordinary shares to a non-
         employee related to consulting services and the share-based compensation to non-
         employee in the consolidated statements of shareholders'
(deficit)/equity. Please tell us
         how the RMB433 of stock-based compensation is classified in the consolidated statements of cash flows.
Note 19. Subsequent events
Acquisition of Longye International, page F-46

6. It appears that your investment in Longye International may be significant based on the investment test in Rule 8-04(b)(1) of Regulation S-X. Please tell us your consideration of the guidance in Rules 8-04 and 8-05 of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344
with any questions.



FirstName LastNameZhihai Mao                                   Sincerely,
Comapany NameTuanChe Ltd
                                                               Division of
Corporation Finance
June 24, 2020 Page 2                                           Office of Trade
& Services
FirstName LastName